Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RECORD PERFORMANCE STRENGTHENS FOUNDATION FOR CONTINUED VALUE CREATION

London, 29 March 2018 - Randgold Resources had one of the best years in its history of achievement and delivery in 2017, posting another production record off an already high base and pruning the cost of production to its lowest level in six years. At the same time, the group continued to replace its attributable reserves and measured and indicated resources at the same or better grade, the company says in its annual report published today.

With profit for the year up 14%, cash and cash equivalents rising to $720 million and the company’s robust 10-year business plan firmly in place, the board was able to recommend a doubling of the dividend to shareholders. Randgold has increased its annual dividend ever since it declared the first one in respect of the 2006 financial year.

Chief executive Mark Bristow says Randgold continues the hunt for its next world-class gold deposit through the expansion of exploration programmes in West and Central Africa and the evaluation of its potential next mine project at Massawa in Senegal. At the same time, it is also examining global growth opportunities.

“Irrespective of any new projects, however, our 10-year plan shows us remaining profitable at a long term gold price of $1 000 per ounce and generating cash that will support significant investment in our future as well as the continued payment of dividends,” he says.

Also in the annual report, chairman Christopher Coleman says despite challenges Randgold remains committed to its partnerships with its host countries.

“The mutually beneficial relationships it has patiently forged with its host countries and communities are serving it well, and over the years the company has effectively dealt with the differences that inevitably arise in even the most well-intentioned partnerships,” he says. “Randgold is consequently confident that it is well-equipped to cope with the occasional turbulence in its operational climate.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.